UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 OR 15(d) of
The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): April 16, 2007

_____

IRWIN FINANCIAL CORPORATION

(Exact name of registrant as specified in its charter)

INDIANA	**0-6835**	**35-1286807**
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

500 Washington Street

Columbus, Indiana 47201

(Address of principal executive offices and Zip Code)

Registrant's telephone number, including area code: **(812) 376-1909**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17CFR 240.13e-4(c))

ITEM 7.01. REGULATION FD DISCLOSURE.

On April 16, 2007, Irwin Financial Corporation issued a press release, attached as Exhibit 99.1, announcing that its 2006 Annual Report to Shareholders was submitted to the Securities and Exchange Commission.

ITEM 9.01. FINANCIAL STATEMENTS AND EXHIBITS.

d.) Exhibits

Exhibit No.	Description
99.1	Press Release of Irwin Financial Corporation dated April 16, 2007.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

IRWIN FINANCIAL CORPORATION
(Registrant)

Date: April 17, 2007   By: /s/ Gregory F. Ehlinger

_____

GREGORY F. EHLINGER
Senior Vice President and Chief
Financial Officer

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release of Irwin Financial Corporation dated April 16, 2007.

EXHIBIT 99.1

News Release: IMMEDIATE RELEASE

For further information contact:

Suzie Singer, Corporate Communications   812.376.1917

IRWIN FINANCIAL CORPORATION ANNOUNCES ITS
2006 ANNUAL REPORT TO SHAREHOLDERS HAS BEEN FILED WITH THE SEC

(Columbus, IN, April 16, 2007) Irwin Financial Corporation (NYSE:IFC), a bank holding company focusing on small business and consumer mortgage lending, today announced that its 2006 Annual Report to Shareholders has been filed with the SEC.

Irwin Financial Corporation's 2006 Annual Report to Shareholders, 2007 Proxy Statement and Annual Report on Form 10-K for the Year Ended December 31, 2006 can be accessed on the company's website at http://www.irwinfinancial.com/investors/index_ir.htm.

Shareholders wishing to receive a hard copy of our Report on Form 10-K, including the audited financials statements, the 2006 Annual Report to Shareholders and the 2007 Proxy Statement (at no charge) may do so by making a written request to Sue Elliott, Finance Department, Irwin Financial Corporation, 500 Washington Street, Columbus, Indiana 47201.

Additionally, the company has announced that its Annual Meeting of Shareholders will be held on Wednesday, May 9, 2007 at 4:00 p.m. EDT.

About Irwin Financial

Irwin® Financial Corporation (http://www.irwinfinancial.com) is a bank holding company with a history tracing to 1871. The Corporation, through its principal lines of business, provides a broad range of financial services to small businesses and consumers in selected markets in the United States and Canada.

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